PORTIONS OF THIS AGREEMENT HAVE BEEN OMITTED PURSUANT TO A REQUEST FOR
                      CONFIDENTIAL TREATMENT FROM THE SEC


                                    Exhibit M

                  Termination Assistance Services Level Credits

                                      V 6.0


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                         Termination Assistance Services

DOCUMENT INFORMATION

  HP Project
  Manager:                  Gil Tal

  Customer Project
  Manager:                  Na'ama Halperin

  Prepared by:

  Document Version
  No:                       V 6.0

  Preparation Date:         16/09/03


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INDEX
DOCUMENT INFORMATION.................................................    1
DOCUMENT INFORMATION.................................................    2
INDEX................................................................    3
1    DEFINITIONS.....................................................    4
2    GENERAL.........................................................    5
3    PROPERTY AND DATA...............................................    6
4    TRANSITION PLAN.................................................    7
5    OPERATIONAL TRANSITION..........................................    9


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1   DEFINITIONS

Unless otherwise defined herein, capitalized terms used in this Exhibit shall have the meaning ascribed to them in the Agreement and, if not defined therein, in the other Exhibits attached to this Agreement.


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2   GENERAL

This Exhibit sets out HP-OMS' obligations to provide Termination Assistance Services in accordance with Section [20.7a] of the Agreement.
The obligations set out in this Exhibit are in addition to those set out in Section [20.7a] of the Agreement.
Depending on the extent of the efforts required to provide the assistance described herein, HP-OMS may charge the Customer for such assistance on a time and materials basis per the Bank Hours' rates specified in Exhibit E, Section3.2 (BANK OF WORK HOURS).


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3   PROPERTY AND DATA

HP-OMS must provide reasonable notice to the Customer before removing any software, hardware or documentation from the Customer Site or any other location from which Services are provided. If the property is owned by the Customer, such property must not be removed without its prior written consent.
HP-OMS will provide the Customer with such data as may be reasonably required regarding the Services, resources used, performance and current projects.


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4   TRANSITION PLAN

The Transition Plan to be developed and implemented by HP-OMS and the Customer according to clause [20.7a] of the Agreement must include the following:

Knowledge Transfer

HP-OMS, or its Approved Subcontractors [to be defined], will provide knowledge transfer regarding the Services. This shall include:
   o Providing the Customer with information regarding the Services that is necessary to implement the Transition Plan, and providing such information regarding the Services as necessary for the Customer to assume responsibility for continued performance of the Services in an orderly manner so as to minimize disruption to the operations of the Customer, including (i) relevant documentation; (ii) schedules and work procedures;
   o Providing reasonable training to the Customer's personnel in the performance of those Services that are to be transferred;
   o Permitting the Customer to assign the Customer's personnel to work with personnel of HP-OMS, or its Approved Subcontractors, to facilitate knowledge transfer from HP-OMS to the Customer;
   o Explaining standards and procedures of MCC and RSC and Site(s) documentation to the Customer's operations staff;
   o Providing a list of all Software running at the commencement of the transition period; and
   o Providing details of the status of all projects current or proposed as at the commencement of the transition period.

TRANSFER OF RESOURCES

HP-OMS shall provide all reasonable assistance required for the transfer of resources, including software, third party contracts, at no charge to HP-OMS, and all Equipment [to be defined], and other assets used by HP-OMS to perform the Services for the Customer (the "Resources"). This shall include:

   o Making any equipment owned or leased by HP-OMS that is substantially dedicated to the performance of the Services available in the manner set out in Section [20.7a];
   o Providing asset listings, including listings of hardware and software by Site, which will detail the purchase date of each asset, depreciation method, years of depreciation, book value, accumulated depreciation and net book value;


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   o    Providing contract listing by Site which will detail the name of the service provider, the type of services provided and the price of the services;
   o Assigning contracts for any third party services that are utilized by HP-OMS solely to perform the Services, at the option of the Customer;
   o Licensing or assigning rights to use the Software in accordance with Section [20.7a] of the Agreement;
   o Obtaining Try to obtain any third party consents for the transfer of the Equipment, Software and third party service contracts;
   o Transferring billing, executing legal documents, and performing other functions necessary to effect the assignment of third party service contracts, to the extent commercially reasonable; and
   o Preparing bills of sale or taking reasonable actions necessary to affect the transfer of ownership of Resources. All as specified in Section [20.7a] of the Agreement.


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5   OPERATIONAL TRANSITION

HP-OMS shall perform all activities required to effect a smooth transition of operations responsibilities for the Services. This shall include:

   o Providing to the Customer, to the extent available to HP-OMS and as directed by the Customer, data, files, databases and sources with respect to the HP-OMS Software (including third party software if permitted by the applicable licences), along with run documentation and job control listings, and other similar information necessary for the Customer to run the Software for the Customer's benefit;
   o Delivering then-existing systems support profiles, enhancement logs, problem tracking/resolution documentation, function point data, performance data, and status reports associated with applications support;
   o Providing work volumes, staffing requirements, actual service levels, and information on historical performance for each Equipment component, system or application over the preceding twelve (12) months;
   o Providing copies of all the Customer Data and system files on electronic media as specified by the Customer;
   o Identifying work and projects expected to be in progress as of the effective date of termination or expiration. With respect to such work, document current status, stabilize for continuity during transition, and provide any required training to achieve transfer of responsibility without loss of momentum or adverse impact on any work and project time tables;
   o    Providing pre-transition services, including:
   o Providing the Customer with all the procedures and forms maintained, including the sites documentations and contact lists;
   o Providing the Customer with the current backup and restore systems and equipment as well as storage media;
   o Providing the Customer with the documentation used by HP-OMS to provide the Services, including technical documentation, in hard-copy or electronic media as indicated by the Customer;
   o Providing the Customer with any problem logs the Customer does not already have, reporting back at least two (2) years prior to the termination date (or at least back to the Commencement Date of the Agreement if the termination date is less than two (2) years from such commencement);
   o Identifying, recording and providing to the Customer control release levels for system software;
   o Providing and coordinating assistance in notifying HP-OMS' outside vendors of the procedures to be followed during the turnover phase;


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   o    Reviewing all existing test, data and production software environments with the Customer's operations staff;
   o Providing reasonable assistance to the Customer in establishing or transferring naming conventions;
   o Delivering non-proprietary tools and databases used to provide the Services with the necessary documentation, including those for tracking projects and service information requests, and those used for knowledge transfer;
   o Generating and providing a tape and computer listing of the source code for the HP-OMS Software in a form reasonably requested by the Customer. Delivering the source code, technical specifications and materials to the Customer. At the Customer's request, deliver job streams and associated job control language and appropriate run documentation to the Customer, if applicable;
   o Assist the Customer in making arrangements for the physical de-installation, transportation, and relocation of the Hardware and physical assets;
   o Providing documentation and diagrams for the, data, IP addressing schema, managed device thresholds and configurations associated with the provision of the Services; and
   o Providing interim tapes of the Customer Data and off-site storage of production data, as reasonably requested;
   o    PROVIDING OTHER SERVICES DURING THE TRANSITION, INCLUDING:
           o Copying and delivering to the Customer all relevant requested data files;
           o    In conjunction with the Customer, conducting a rehearsal of the migration prior to cut-over as scheduled by the Customer;
           o    Delivering the content listings of all relevant requested data files and print-outs of control file information to the
                Customer;
           o Providing reasonable assistance to the Customer in loading the data files;
           o Providing reasonable assistance to the Customer with the movement of data from the then existing databases to the new environment;
           o Providing an image copy of each operating system environment in dump/restore mode;
           o Providing reasonable assistance to the Customer with the turnover of all, data, and other communications networks and systems; and
           o Providing reasonable assistance to the Customer with the turnover of all storage systems; and
           o Providing reasonable assistance to the Customer with the turnover of all Security systems; and
           o    Continuity of operations through the termination date.


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